Exhibit 99.1

Travelan Experiences Strong Q1 FY2018 Sales Growth

Key Highlights:

●	Significant growth of sales for Immuron’s over-the-counter supplement Travelan® for Q1 2018 compared to Q1 2017

●	Travelan® US experienced a 197% increase in sales compared to Q1 2017

●	Travelan® Australia experienced a 22% increase in sales compared to Q1 2017

●	Key distributor sales increased by between 23-25% compared to Q1 2017

Melbourne, Australia, November 8, 2017: Immuron Limited (ASX: IMC; NASDQ: IMRN), an Australian microbiome biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the treatment of many gut mediated diseases, is pleased to announce its sales results of its commercially available, and over-the-counter, gastrointestinal and digestive health supplement Travelan®, for the Australian fiscal year first quarter 2018.

Travelan® experienced robust growth in both the U.S. and Australian markets throughout the quarter, reporting AU$143,000 in sales in the U.S. market, representing a 197% increase compared to the period last year; and AU$330,000 in sales in the Australian market, representing a 22% increase. Sales among key distributors also experienced growth, with the Company noting a 23-25% increase.

The Company credits its recent success, particularly in the Australian market, to its new trade marketing strategy implemented earlier this year. Elements of this program that have contributed to the growth in Travelan® sales include the rollout of a new pharmacy education program, increased distribution points, improved on-shelf positioning in pharmacies, increased POS advertising collateral, and a full 12-month trade promotional program.

Each of these efforts have aided in bolstering education and awareness of the Travelan® product amongst both distributors and retail consumers as a solution to reduce the risk of gut infection and maintain gastrointestinal health.

“We are excited to see such significant sales growth for our Travelan® product in both the U.S. and Australian commercial markets, something which we believe is fuelled by brand recognition,” said Dr. Jerry Kanellos, CEO of Immuron.

“The recent marketing efforts undertaken by the team are helping us educate consumers on the benefits of prebiotics like Travelan® whilst gaining an understanding as to how the product can support their daily health regimens to ultimately convert interested individuals who need this supplement the most, into customers.

We anticipate continued growth of our sales figures as our marketing strategy maintains and builds upon this exposure resulting in an overall increased market share for Travelan®.”

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COMPANY CONTACT: Jerry Kanellos Chief Executive Officer Ph: +61 (0)3 9824 5254 jerrykanellos@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au

USA MEDIA CONTACT: Kate Caruso-Sharpe FischTank Marketing and PR US Ph: + 1 646 699 1414 kate@fischtankpr.com	USA INVESTOR RELATIONS: Jon Cunningham RedChip Companies, Inc. US Ph: +1 (407) 644 4256, (ext. 107) jon@redchip.com

ABOUT IMMURON:

Immuron Ltd (ASX: IMC) is a biopharmaceutical company focused on developing and commercialising oral immunotherapeutics for the treatment of many gut mediated diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of travellers’ diarrhea whilst its lead product candidate IMM-124E is in Phase 2 clinical trials for NASH and ASH. These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the market. For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

Certain statements made in this release are forward-looking statements and are based on Immuron’s current expectations, estimates and projections. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance” and similar expressions are intended to identify forward-looking statements. Although Immuron believes the forward-looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron’s control, including those risks or uncertainties inherent in the process of both developing and commercialising technology. As a result, actual results could materially differ from those expressed or forecasted in the forward-looking statements. The forward-looking statements made in this release relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this release except as required by law or by any appropriate regulatory authority.